SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Navient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63938C108

(CUSIP Number)

Canyon Partners, LLC

2000 Avenue of the Stars, 11th Floor

Los Angeles, CA 90067

(310) 272- 1000

Attention: Jonathan M. Kaplan

with a copy to:

Alan J. Sinsheimer

C. Andrew Gerlach

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63938C108	SCHEDULE 13D/A

1	Name of Reporting Person Canyon Capital Advisors LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,649,480

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 25,649,480

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Person 25,649,480

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.4%

14	Type of Reporting Person IA

CUSIP No. 63938C108	SCHEDULE 13D/A

1	Name of Reporting Person Mitchell R. Julis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power 25,649,480

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 25,649,480

11	Aggregate Amount Beneficially Owned by Each Person 25,649,480

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.4%

14	Type of Reporting Person IN

CUSIP No. 63938C108	SCHEDULE 13D/A

1	Name of Reporting Person Joshua S. Friedman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power 25,649,480

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 25,649,480

11	Aggregate Amount Beneficially Owned by Each Person 25,649,480

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.4%

14	Type of Reporting Person IN

CUSIP No. 63938C108	SCHEDULE 13D/A

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on April 4, 2018, as amended prior to the date of Amendment No. 2 (as so amended, the “Original Schedule 13D”). This Amendment No. 2 amends the Original Schedule 13D as specifically set forth herein (as so amended, the “Schedule 13D”).

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

A total of approximately $330,995,604 was paid to acquire such Common Stock. Funds for the purchase of the shares of Common Stock reported herein were derived from the working capital of the Accounts and margin borrowings described in the following sentence. Such shares of Common Stock were purchased by the Reporting Persons through custody accounts and/or commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.                                 Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

On February 15, 2019, CCA, on behalf of its managed funds and accounts, expressed to the Issuer its non-binding interest, as part of a consortium that would include a private equity firm, in acquiring the Issuer for a purchase price of $12.50 per share in cash, assuming satisfactory completion of diligence and agreement on all terms.  At that time, CCA also requested the Board to postpone the deadline for action at the Issuer’s annual meeting of stockholders to at least April 15, 2019, with the goal of announcing a transaction at or prior to that time, and indicated it was standing by over the weekend to negotiate the agreement concerning the postponement.

On February 16, 2019, the Issuer asked for additional information.  CCA provided additional information on February 17, 2019, and the next day, the Issuer issued a press release and sent CCA a letter indicating that the Issuer was rejecting the indication of interest and was not willing to postpone the deadline.  On February 19, 2019, CCA sent a letter to the Board and issued a press release correcting the record on a number of claims the Issuer had made in its letter and press release.

Item 5.                                 Interest in Securities of the Issuer

Items 5(a)-(c) of the Original Schedule 13D are hereby amended and restated as follows:

(a)                                                         See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon 247,366,088 shares of Common Stock outstanding as of January 22, 2019, as derived by subtracting the repurchase of 10.6 million shares of Common Stock by the Issuer (as disclosed in its Current Report on Form 8-K filed on January 22, 2019) from the 257,966,088 shares of Common Stock reported as outstanding as of September 30, 2018 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

(b)                                                         See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                                                          There have been no transactions in the shares of Common Stock during the past sixty days by any of the Reporting Persons.

CUSIP No. 63938C108	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 19, 2019

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN